

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2023

Mars Guangyuan Cai
Chief Executive Officer
Smart Share Global Ltd
6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People's Republic of China

Re: Smart Share Global Ltd
Form 20-F for the Fiscal Year Ended December 31, 2021
Correspondence Filed March 10, 2023
File No. 001-40298

Dear Mars Guangyuan Cai:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Haiping Li